## Contact

www.linkedin.com/in/thomas-r-evangelista (LinkedIn)

## Top Skills

Software Development
Information Technology Planning
Entrepreneurship

## Certifications

Managing Globally
GPS Microsoft Hack Spring 2022

# Thomas R. Evangelista

Chief Technology Officer at Scrapp
Barnstable County, Massachusetts, United States

## Summary

Hi, I'm Thomas R. Evangelista — Chief Technology Officer of Scrapp. A purposeful platform leveraging the world's first global packaging and recycling database to help individuals, communities, and businesses waste less by recycling right.

Our free-to-use mobile app helps anyone become a recycling hero by showing you how to sort waste into the right bin according to your local recycling rules.

We work with brands and retailers to provide local instructions to their customers for repairing, reusing, or recycling their products.

We also work with Corporate & Educational Organizations to simplify and improve their recycling programs with our easy-to-use Dashboard and Communication Tools.

--

In 2021, I completed my Masters in Project Management from Wentworth Institute of Technology. I also have my Bachelors of Science in Computer Science with minors in Entrepreneurship and Applied Mathematics, also from Wentworth.

In a nut-shell: I'm a project manager who can code.

## Experience

### Scrapp
Chief Technology Officer
July 2020 - Present (4 years 9 months)
Bourne, Massachusetts, United States

### Nijoto

President & Chief Operating Officer
January 2018 - Present (7 years 3 months)
Bourne, MA

### Futury
Entrepreneur in Residence at THE MISSION Waste
June 2022 - September 2022 (4 months)
Frankfurt am Main, Hesse, Germany

### Hydroid, Inc.
Software Engineering Co-Op
September 2019 - December 2019 (4 months)
Pocasset, Massachusetts, United States

### Hydroid, Inc.
Software Engineering Co-op
January 2019 - May 2019 (5 months)
Pocasset, Massachusetts, United States

———

# Education

### Wentworth Institute of Technology
Master of Science - MS, Project Management · (2020 - 2021)

### Wentworth Institute of Technology
Bachelor's degree, Computer Science · (2016 - 2020)

### Falmouth Academy
High School Diploma, General · (2012 - 2016)